PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330-682-1010
Fax:		330-684-2154

For Immediate Release: October 10, 2008


National Bancshares Corporation Announces Third Quarter Earnings

Third Quarter Highlights:
* Net income for the quarter ended September 30, 2008 was $574,000, anincrease of 13.2% compared to $507,000 for the same period in 2007. Basic and diluted earnings per share were $0.26 for the third quarter of 2008, compared to $0.23 for the third quarter of 2007.

* Net interest income for the quarter ended September 30, 2008 was $2,832,000, an increase of 3.3% compared to $2,741,000 for the same period in 2007 an amount that exceeds the amount earned in each of the previous seven quarters.

* Noninterest income increased 16.5% to $644,000 for the quarter ended September 30, 2008, from $553,000 for the three months ended September 30, 2007.

* Noninterest expense decreased 1.8% for the quarter ended
September 30, 2008 to $2,572,000, from $2,620,000 for the
same period in 2007.

2008 Highlights:
* Net income increased 42.5% for the first nine months of 2008 to $1,579,000 or $0.72 per basic and diluted earnings per share from $1,108,000 or $0.50 per basic and diluted earnings per share for the nine months ended September 30, 2007.

* Net interest income for the first nine months of 2008 increased 2.4% or $198,000 to $8,339,000 from $8,141,000 in the first nine months.

* Noninterest income increased 26.3% to $1,753,000 for the nine months ended September 30, 2008, from $1,388,000 for the nine months ended September 30, 2007.

* Noninterest expense decreased 6.5% for the nine months ended
September 30, 2008 to $7,585,000, from $8,113,000 for the nine months ended September 30, 2008.

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $574,000 for the quarter ended September 30, 2008, an increase of 13.2% from $507,000 for the same period in 2007. Earnings per share for the third quarter of 2008 and 2007 were $0.26 and $0.23, respectively.

Net interest income for the third quarter of 2008 was $2,832,000, an increase of 3.3% from $2,741,000 for the same period in 2007. Net interest income was impacted by growth in loans and deposits, a decrease in the yield on earning assets and a decrease in the cost of funds. Noninterest income for the third quarter of 2008 increased 16.5%, from $553,000 in 2007 to $644,000 in 2008. Noninterest income was influenced significantly by the $435,000 gain on sale of the credit card portfolio and loss on securities of $361,000. Noninterest expense for the quarter ended September 30, 2008 was $2,572,000, a decrease of 1.8% from $2,620,000 in 2007.

Total assets increased 6.1% to $325.4 million as of September 30, 2008, from $306.7 million at December 31, 2007. Securities available for sale totaled $98.4 million as of September 30, 2008, compared to $84.5 million at December 31, 2007. Loans, net of allowance for loan losses increased $6.8 million to $198.3 million as of September 30, 2008, compared to $191.5 million at December 31, 2007. Deposits increased 3.5% to $251.1 million as of September 30, 2008, compared to $242.5 million at December 31, 2007.

The allowance for loan losses decreased from $2,028,000 as of December 31, 2007 to $1,661,000 at September 30, 2008, or from 1.05%
of total loans at year end 2007 to .83% at September 30, 2008. The decrease in the allowance for loan losses was primarily related to a $676,000 partial charge-off in March of a $1.7 million Summit County commercial real estate loan. The provision for loan losses for the quarter ended September 30, 2008 was $126,000, compared to no provision in the second quarter of 2007. Management believes the allowance for loan losses is adequate as of September 30, 2008.

The $1.7 million Summit County commercial real estate loan, mentioned above, was included in the Bank`s impaired loan and nonaccrual loan totals as of December 31, 2007. A significant portion of the partial charge-off had been included as a specific allocation in the December 31, 2007 allowance for loan losses. Nonaccrual loans decreased from $2,645,000 as of December 31, 2007 to $2,053,000 at
September 30, 2008.

First National Bank sold its $1.5 million credit card portfolio to Elan Financial Services (Elan), a subsidiary of U.S. Bank National Association. ND in July. The transaction generated a $435,000 gain on sale. Elan will issue credit cards for the Bank utilizing the First National Bank name and logo. First National Bank will continue to earn certain fees from ongoing portfolio activity and new accounts.

National Bancshares Corporation currently owns $467,000 of FHLMC preferred stock. The market value of these securities at September 30, 2008 was $23,000 or $444,000 less than National Bancshares Corporation`s book value. Management recorded an other than temporary impairment in these securities of $360,000 in the current quarter and $84,000 in the second quarter of 2008.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with thirteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton,
Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2007. The Company assumes no obligation to update any forward-looking statement.